                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                           --------------------------

                                SCHEDULE 13E-3/A

                                 (RULE 13E-100)
           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER


                                (AMENDMENT NO. 2)



                           Milestone Properties, Inc.
                           --------------------------
                              (Name of the Issuer)

                           Milestone Properties, Inc.
                           Concord Assets Group, Inc.
                                MST Merger Corp.
                                Leonard S. Mandor
                                Robert A. Mandor
                     ---------------------------------------
                      (Name of Person (s) Filing Statement)

                           Milestone Properties, Inc.
                   common stock, par value $0.01 per share and
              Milestone Properties, Inc. $0.78 convertible series A
                   preferred stock, par value $0.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    599358207
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


Milestone Properties, Inc.          Concord Assets Group, Inc.       Robert A. Mandor
150 East Palmetto Road              150 East Palmetto Park Road      150 East Palmetto Road
Boca Raton, Florida 33432           Boca Raton, Florida 33432        Boca Raton, Florida 33432
Telephone: (561) 394-9260           Telephone: (561) 394-9260        Telephone: (561) 394-9260

MST Merger Corp.                    Leonard S. Mandor
150 East Palmetto Road              150 East Palmetto Road
Boca Raton, Florida 33432           Boca Raton, Florida 33432
Telephone: (561) 394-9260           Telephone: (561) 394-9260
----------------------------------------------------------------------------------------------

  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                                 with copies to:

----------------------------------------------------------------------------------------------
Joel A. Yunis, Esq.                 Dennis J. Olle, Esq.             Joseph Weitzman, Esq.
Rosenman & Colin LLP                Adorno & Zeder, P.A.             551 Fifth Avenue
575 Madison Avenue                  2601 Bayshore Drive              New York, New York  10022
New York, New York 10022            Suite 1600                       Telephone: (212) 687-7505
Telephone: (212) 940-8800           Miami, Florida 33133
                                    Telephone: (305) 858-5555
----------------------------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. | | The filing of a registration statement under the Securities Act of 1933.

     c.  | |  A tender offer.

     d.  | |  None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: | |

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE

-------------------------------------------------------
Transaction Valuation*         Amount of Filing Fee**
----------------------         ----------------------
      $3,649,038                        $730
-------------------------------------------------------

* The transaction valuation was based upon the sum of (a) the product of 1,337,854 shares of common stock and the merger consideration of $2.65 per share, (b) the product of 16,423 shares of series A preferred stock and the merger consideration of $2.91 per share and (c) the product of 26,000 shares covered by outstanding options and the difference between $2.65 and the exercise price per share of common stock of each of the 26,000 shares covered by outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $730.00                             Filing Party:    Milestone Properties, Inc.
                             -----------                                          --------------------------
Form or Registration No.:    Schedule 14A                          Date Filed:    April 27, 2001
                             --------------------------------                     --------------

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION


     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Milestone Properties, Inc., a Delaware corporation ("Milestone"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Concord Assets Group, Inc., a New York corporation ("Concord"), (3) MST Merger Corp., a Delaware corporation (the "Merger Sub"), a wholly-owned subsidiary of Concord, formed solely for the purpose of effecting the Rule 13e-3 transaction described herein and (4) Leonard S. Mandor and Robert A. Mandor, each an individual (the "Mandors"), who are 100% owners of Concord and senior executive officers and directors of Milestone, Concord and the Merger Sub. Milestone, Concord, the Merger Sub and the Mandors are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons". Concord, the Mandors and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Concord, Leonard Mandor or Robert Mandor is referred to as the "Acquisition Group".


     Pursuant to an Agreement and Plan of Merger, dated as of April 2, 2001 (the "Merger Agreement"), by and among Concord, the Merger Sub and Milestone, the Merger Sub will merge into Milestone (the "Merger"). As a result of the Merger, each outstanding share of Milestone common stock, par value $0.01 per share (the "Common Stock"), will be cancelled and converted into the right to receive $2.65 in cash, other than any outstanding share of Common Stock that is held by stockholders who perfect their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by a Filing Person or the Acquisition Group and each outstanding share of Milestone $.78 convertible series A preferred stock, par value $0.01 per share (the "Preferred Stock") will be canceled and converted into the right to receive $2.91 in cash, other than any outstanding share of Preferred Stock that is held by stockholders who perfect their appraisal rights under Delaware law. After the Merger, Milestone will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.


     Concurrently with the filing of this Schedule 13E-3, Milestone is filing a definitive proxy statement (the "Proxy Statement") pursuant to Section
14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Milestone board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each
Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

ITEM 1.       SUMMARY TERM SHEET.

REGULATION M-A
ITEM 1001

The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Questions and Answers about the Merger" is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

REGULATION M-A
ITEM 1002

(a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Parties to the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting" and "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Dividend Policy" is incorporated herein by reference.

(e)-(f) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Other Matters - Prior Stock Purchases" is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

REGULATION M-A
ITEM 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Parties to the Merger" and "Conflicts of Interest" is incorporated herein by reference.

     During the past five years, none of Milestone, Concord, the Merger Sub, Leonard Mandor or Robert Mandor has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Milestone. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Milestone. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number are 150 East Palmetto Park Road, Boca Raton, Florida 33432 and (561) 574-9260.

                            Present Principal Occupation or Employment and
Name                        Material Positions Held During the Past Five Years

Leonard S. Mandor           Chairman of the Milestone board of directors (the
                            "Board") and Chief Executive Officer of Milestone since it began operations in 1990. Milestone is engaged in the business of acquiring, owning, managing and developing real estate, primarily consisting of shopping centers. Leonard Mandor is also the Chairman of the board of directors and Chief Executive Officer of Concord. Leonard Mandor has been associated with Concord since its inception in 1981. Concord's principal activity is the acquisition, through its wholly-owned subsidiaries and other affiliates, of investment retail properties, primarily community and neighborhood shopping centers, small regional malls and single-tenant commercial properties.

Robert A. Mandor            President, Chief Financial Officer and a member of
                            the Board (a "Director") since it began operations in 1990. Robert Mandor is also the President, Chief
                            Financial Officer and a member of the board of directors of Concord. Mr. Mandor has been associated with Concord since its inception in 1981.

Joseph P. Otto              Milestone's Secretary since November, 2000,
                            a Director since November 1996 and Milestone's
                            Vice President since Milestone began its operations in 1990. Mr. Otto is also a Vice President of Concord and has been associated with Concord since
                            1984.

Patrick S. Kirse            Milestone's Vice President of Accounting since
                            September 1997 and its Controller since October
                            1997. He had served as a non-executive Vice
                            President of Milestone from February 1996 to
                            September 1997, after joining Milestone in March
                            1995. From January 1992 until March 1995, Mr. Kirse, a Certified Public Accountant, was an accountant with Deloitte & Touche LLP.

Geoffrey S. Aaronson        A Director since December 1990. Mr. Aaronson is a
                            shareholder of the law firm of Adorno & Zeder, P.A.
                            in Miami, Florida, and has been with that firm since
                            1999. Mr. Aaronson's law firm emphasizes corporate and business financial reorganizations. Prior to joining Adorno & Zeder, P.A., Mr. Aaronson was a partner of the law firm Schantz, Schatzman, Aaronson
                            & Perlman, P.A., and had been with that firm from 1983 through 1999, when he joined Adorno & Zeder,
                            P.A. Mr. Aaronson's principal business address is 2601 South Bayshore Drive, Suite 1600, Miami,
                            Florida 33133.

Harvey Jacobson             A Director since December 1990. Mr. Jacobson has
                            been the Chief Executive Officer of Glencraft
                            Lingerie Corporation, a lingerie manufacturer, since
                            1985 until his retirement from such position in 1999.

Gregory McMahon             Elected as a Director by the holders of Preferred
                            Stock in 1991. Mr. McMahon is a Certified Public
                            Accountant and has been a partner in the accounting firm of John McMahon & Sons for more than 17 years.
                            Mr. McMahon's business address is 60 East 42nd
                            Street, Suite 2118, New York, New York 10165. Mr.
                            McMahon specializes in taxation and real estate.

Harvey Shore                Elected a Director by the holders of Preferred Stock
                            in May 1999. Mr. Shore had served as Secretary and a Senior Vice President of Milestone and had been associated with Milestone from the beginning of its operations on December 18, 1990 until his resignation from his positions of Secretary and Senior Vice President with Milestone in November
                            2000. Mr. Shore had also served as a Senior Vice
                            President of Concord and had been associated with Concord from 1983 until his resignation from his position of Senior Vice President with Concord in November 2000. Mr. Shore is in retirement, but continues to serve as a Director.

     To the knowledge of Milestone, during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Concord. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Concord. Each person identified below is a United States citizen. Unless indicated otherwise, each person's address is 150 East Palmetto Park Road, Boca Raton, Florida 33432.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Leonard S. Mandor             See description under "Milestone."

Robert A. Mandor              See description under "Milestone."

Joseph P. Otto                See description under "Milestone."

     To the knowledge of Concord and Milestone, during the past five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of MST Merger Corp. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of the Merger Sub. Each person identified below is a United States citizen. Concord principally employs each director and executive officer and, unless otherwise indicated, each person's business address is 150 East Palmetto Park Road, Boca Raton, Florida 33432.

Name and Address           Present Principal Occupation or Employment and
                           Material Positions Held During the Past Five Years

Leonard S. Mandor          Chairman of the Board of Directors and Chief
                           Executive Officer, see description under "Milestone."

Robert A. Mandor           President, Chief Operating Officer, Secretary,
                           Treasurer and member of the Board of Directors, see description under "Milestone."

     To the knowledge of Concord and MST Merger Corp., during the past five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 4.       TERMS OF THE TRANSACTION.

REGULATION M-A
ITEM 1004

(a)(1)                      Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger" and "Summary Term Sheet" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Consideration to be Offered to Our Stockholders", "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger Agreement - Consideration to be Offered to Our Stockholders" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purposes and Structure of the Merger", "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purposes and Structure of the Merger" is incorporated herein by reference.


(a)(2)(iv) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger" and "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" is incorporated herein by reference.


(a)(2)(v) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", Special Meeting - Proposal to be Considered at the Special Meeting", "Special Factors - Purposes and Structure of the Merger", "Special Factors - Certain Effects of the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.


(a)(2)(vi) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Accounting Treatment" and "The Merger - Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences to Our Stockholders" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated herein by reference.


(c) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Special Meeting - Proposal to be Considered at the Special Meeting", "Special Factors
                            - Purposes and Structure of the Merger", "Special Factors - Certain Effects of the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.


(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Appraisal Rights", "Special Meeting - Appraisal Rights" and "The Merger
                            - Appraisal Rights" is incorporated herein by reference.

(e)                         None.

(f)                         Not applicable.

ITEM 5.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A
ITEM 1005

(a)(1) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Conflicts of Interest - Certain Relationships between Milestone and the Acquisition Group" is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest" and "Conflicts of Interest - Directors, Officers and Controlling Persons" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest", "Special Factors - Background of the Merger" and "Conflicts of Interest - Other Conflicts
                            - Employment Arrangements and Compensation Plans" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Factors - Background of the Merger" and "Conflicts of Interest - Certain Relationships between Milestone and the Acquisition Group" is incorporated herein by reference.


ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A
ITEM 1006


(b) The information set forth in the Proxy Statement under the captions "Special Meeting", "Special Factors - Purposes and Structure of the Merger", "Special Factors - Certain Effects of the Merger" and "The Merger Agreement - Consideration to be Offered to Our Stockholders" is incorporated herein by reference.


(c)(1)-(8) The information set forth in the Proxy Statement under the caption "Special Factors - Certain Effects of the Merger" is incorporated herein by reference.


ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A
ITEM 1003

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Purposes and Structure of the Merger", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purposes and Structure of the Merger", is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor as to the Fairness of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purposes and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board Directors", "Summary Term Sheet - Opinion of Financial Advisor", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" and "Special Factors - Purposes and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purposes and Structure of the Merger", "Summary Term Sheet - Opinion of Financial Advisor", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences to Our Stockholders", "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors", "Special Factors - Purposes and Structure of the Merger", "Special Factors - Certain Effects of the Merger", "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" and "The Merger" is incorporated herein by reference.


ITEM 8.       FAIRNESS OF THE TRANSACTION.

REGULATION M-A
ITEM 1014

(a)-(b) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purposes and Structure of the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - Milestone's Position as to the Fairness of the Merger", "Summary Term Sheet - The Acquisition Group's Position as to the Fairness of the Merger", "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" and "Special Factors - Purposes and Structure of the Merger" is incorporated herein by reference.


(c) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" and "The Merger Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - The Acquisition Group's Position as to the Fairness of the Merger", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to Fairness of the Merger" and "Special Factors - The Acquisition Group's Position as to the Fairness of Merger" is incorporated herein by reference.

(f)                         Not applicable.


ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

REGULATION M-A
ITEM 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Financial Advisor", "Special Factors - Background of the Merger", "Special Factors - Opinion of Financial Advisor", "Special Factors - Reasons for Recommendations to the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" and "The Merger - Financing of the Merger; Fees and Expenses of the Merger", is incorporated herein by reference. The full text of the Letter of Financial Advisor, dated March 14, 2001 and the Letter of Financial Advisor, dated March 30, 2001 is attached hereto as Exhibits (c)(2) and (c)(3), respectively, and the written Opinion of Financial Advisor, dated March 30, 2001, (which was subsequently confirmed on July 2, 2001) is attached to the Proxy Statement as Appendix B.


ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

REGULATION M-A
ITEM 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Financing of the Merger" and "The Merger - Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.


ITEM 11.      INTEREST IN THE SUBJECT COMPANY SECURITIES.

REGULATION M-A
ITEM 1008

(a) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Other Filing Persons", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Factors - Background of the Merger", "Conflicts of Interest" and "Other Matters - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Other Matters - Prior Stock Purchases" is incorporated herein by reference.


ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

REGULATION M-A
ITEM 1012

(d) The information set forth in the Proxy Statement under the captions "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - Opinion of Financial Advisor", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Milestone's Position as to the Fairness of the Merger" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.


ITEM 13.      FINANCIAL STATEMENTS.

REGULATION M-A
ITEM 1010

(a) The information set forth in the Proxy Statement under the captions "Comparative Market Price Data", "Selected Financial Information", "Consolidated Ratios of Earnings to Fixed Charges and Book Value" and "Financial Statements of Milestone" is incorporated herein by reference.

(b)                         Not applicable.


ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A
ITEM 1009

(a)-(b) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Meeting - Solicitation of Proxies", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger", "The Merger - Financing of the Merger; Fees and Expenses of the Merger" and "Appendix B - Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 15.      OTHER MATERIAL INFORMATION.

REGULATION M-A
ITEM 1011


(b) The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.


ITEM 16.      EXHIBITS.

REGULATION M-A
ITEM 1016



(a) Preliminary Proxy Statement of Milestone Properties, Inc., dated April 27, 2001 is incorporated herein by reference.


(b)                         Not applicable.


(c)(1) Opinion of Financial Advisor, dated March 30, 2001 (which was subsequently confirmed on July 2, 2001), included as Appendix B to the Proxy Statement and incorporated herein by reference.



(c)(2)*                     Letter of Financial Advisor, dated March 14, 2001.

(c)(3)*                     Letter of Financial Advisor, dated March 30, 2001.


                            Agreement and Plan of Merger, dated as of April 2,
(d) 2001, by and among Concord Assets Group, Inc., MST Merger Corp. and Milestone Properties, Inc., included as Appendix A to the Proxy Statement and incorporated herein by reference.

(f) Section 262 of the Delaware General Corporation Law, included as Appendix C to the Proxy Statement and incorporated herein by reference.

(g)                         Not applicable.



* Denotes that the document was filed as an exhibit to the Schedule 13E-3 filed by the Filing Persons on April 27, 2001.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                             MILESTONE PROPERTIES, INC.


                                             By: /s/ Joseph P. Otto
                                                 -----------------------------
                                                 Name: Joseph P. Otto
                                                 Title: Vice President

                                             CONCORD ASSETS GROUP, INC.


                                             By: /s/ Robert A. Mandor
                                                 -----------------------------
                                                 Name: Robert A. Mandor
                                                 Title: President

                                             MST MERGER CORP.


                                             By: /s/ Robert A. Mandor
                                                 -----------------------------
                                                 Name: Robert A. Mandor
                                                 Title: President

                                                 /s/ Leonard S. Mandor
                                                 -------------------------------
                                                 Leonard S. Mandor


                                                 /s/ Robert A. Mandor
                                                 -------------------------------
                                                 Robert A. Mandor



Dated: July 10, 2001